

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 21, 2007

Mr. David W. Copeland
Vice President and General Counsel
Concho Resources Inc.
550 West Texas Avenue, Suite 1300
Midland, Texas 79701

> **Re: Concho Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2007**
> **File No. 333-142315**

Dear Mr. Copeland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1 filed April 24, 2007</u>

<u>General</u>

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related

disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3.   We note a number of blank spaces throughout your filing for information you are not entitled to omit under Rule 430A. Please revise to include the omitted information. Upon inclusion, we will need sufficient time to review the information and may have additional comments.

4.   Please file all omitted exhibits as soon as practicable. You should expect that we will require sufficient time to review the exhibits once they have been filed. We may have additional comments.

5.   Please update the financial information within the document to comply with Rule 3-12 of Regulation S-X.

Cover page

6.   The cover page should include only the information required under Item 501 of Regulation S-K. Please remove the terms "Joint book-running managers" and "Joint lead manager." You may include this information on the back cover page, however.

7.   Please move the information found on page ii regarding forward-looking statements to a part of the prospectus that is not subject to Rule 421(d), such as somewhere after the risk factors section.

8.   While we note your statement that you believe the data from third-party sources is reliable, please eliminate the disclaimer to the effect that you cannot "guarantee its accuracy and completeness." Market data included in your registration statement must be based on reasonable and sound assumptions. If you do not reasonably believe that the information is accurate and is data on which investors may reasonably rely in making their investment decisions, you should eliminate the data from your filing. Revise the text as necessary so that you do not suggest that Concho could lack a reasonable belief as to the completeness and accuracy of the market data it elects to include in the filing.

Prospectus Summary, page 1

9.   Ensure that the summary focuses on the most important aspects of the offering. The summary should not include a lengthy description of the company's business

and business strategy. In this regard, we note that the information on page 3 under the subheadings "Our business strategy" and "Our strengths" appears to be replicated on page 64 and 65. Also, within this section, you include duplicative information. For example, you reference the drilled/completed and re-completed wells in 2006 on page 2 and later on page 4.

Our Business, page 1

10. Please begin the description of your business by disclosing your formation date.

11. Please define in context the term "emerging resource plays."

12. We note that you present a pro forma reserve/production index and pro forma average daily production metric for the year ended December 31, 2006 in your table on page 2. Please expand your disclosure to clarify whether you have assumed that the combination transaction had taken place as of January 1, 2006 for purposes of computing pro forma production for the year ended December 31, 2006.

The Offering, page 7

13. The identification of a New York Stock Exchange symbol may suggest readers that your have been approved for listing, although you indicate on the cover page that you intend to apply for listing. Please revise to make clear your current status regarding your application for listing on the NYSE.

Non-GAAP financial measure and reconciliations (unaudited), page 13

14. We note the non-GAAP measure you define as "EBITDAX" excludes interest expense; income taxes; depreciation, depletion, amortization and accretion; gains and losses from hedge ineffectiveness and derivatives not designated as hedges; impairment charges; exploration expense and dry hole costs and stock based compensation expense.

Further, we note that although you state that your measure may be used to better understand your operations, and suggest that it provides useful information regarding your ability to service and incur debt, you then caution that EBITDAX should not be considered as an indicator of your operating performance or a measure of liquidity.

As you may know, the guidance in Item 10(e)(ii) of Regulation S-K generally precludes adjusting non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years; or adjusting non-GAAP liquidity measures other than EBIT and EBITDA to exclude charges or liabilities that required or will require cash settlement. In this regard, we note you adjust your measure to exclude items that appear to be recurring in nature, or which are associated with cash expenditures.

Please revise your disclosure to comply with Item 10(e) of Regulation S-K, and the related guidance in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website.

In the event you are able to recalculate and retain some version of this non-GAAP measure, demonstrating compliance as indicated above, you should revise your disclosure to clearly state the reasons for your metric and to describe the insight and understanding you have obtained as a result, which is not otherwise apparent from your financial statements. Finally, we do not see sufficient support for your disclosure stating that your EBITDAX measure will be comparable to EBITDA of companies that employ the full cost method of accounting for their oil and gas properties.

Risk Factors, page 15

15.   Please eliminate statements that mitigate the risk that you and your business represent. Discuss the risk directly and plainly. In this regard, we note statements beginning with "while" or the clauses "cannot control" "beyond our control," "cannot be certain," "outside our control," "cannot assure," "inherently difficult." Also revise the statement "[t]hese factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and nature gas price movements."

16.   Provide meaningful disclosure in the subheadings and text of the risk factors. Rather than state that your company or business may be adversely affected, describe what the adverse effect may be. For example, we note the subheading "Our working capital could be adversely affected if we enter into derivative instruments that require cash collateral" on page 19. Revise the subheading to describe how your working capital may be adversely affected. Please also revise the bullet point discussion of risks found in your summary section accordingly.

17.   Ensure that your subheadings discuss the risk presented to your company and business as well as the facts giving rise to such risk. For example, we note the subheading "The results of enhanced recovery methods are uncertain" on page 26. Expand the subheading to disclose the risks associated with the uncertainty of the enhanced recovery methods' results.

18.   Avoid generic risk factors that can apply to any registrant. Risk factors should be specific to your company and operations. For example, we note the risk factor entitled "Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results…" on page 26. Also, if possible, specify how the described risk has actually impacted your operations. For instance, under the risk factor entitled "Severe weather could have a material adverse impact on our business" on page 28, discuss whether your operations have been actually affected by severe weather.

19.   You disclose elsewhere in the filing having a classified board. Please discuss in a risk factor how this impacts your business.

Our commodity price risk management program may cause as to forego additional…page 18

Our business requires substantial capital expenditures…page 19

20.   Please expand to provide quantitative disclosure. For example, quantify the shortfall during the first three months of 2007 that required you to curtail your drilling operations. Quantify your current debt outstanding as well as your capital expenditure needs for the next 12 months.

21.   We note that your bank credit facilities limit your ability to incur additional indebtedness. Please discuss how this limit will affect you ability to issue debt and incur additional borrowings if needed, as noted in this risk factor.

We may be unable to make attractive acquisitions…page 21

22.   We also note that your bank credit facilities also limit your ability to merge or consolidate with other entities and to sell all or substantially all your assets. Please discuss the bank facility in this risk factor and discuss how these limits affect your business strategy.

Use of Proceeds, page 34

23.   Please explain how you used the proceeds of the second lien term loan and the revolving credit facility, which you intend to repay with the proceeds of this offering. Refer to Instruction 4 to Item 504 of Regulation S-K. Also disclose the amount of the proceeds of this offering that will be allocated to each loan.

Management's discussion and analysis of financial conditions and results of operations, page 41

Overview, page 41

24.   Confirm that the security holders with whom you exchanged your securities for the securities of Concho Equity Holdings Corp. were accredited investors. In this regard, we note that on page 42 you state that you initially determined that you could not conduct the exchange because you could not confirm that the security holders were accredited.

Hedging Activities, pages 46

25.   To the extent that material changes occurred, please explain the reasons for the changes, identifying the factors contributing to the changes. We note that the commodity price hedges decreased oil revenues by $7.0 million in 2006, compared to the decrease of $1.2 million in 2005, and gas revenues increased by $1.2 million in 2006, compared to the decrease of $0.5 million in 2005.

Bank credit facilities, page 52

26.   We note that as of December 31, 2006, the outstanding amount under the revolving credit facility was $455.7 million. Please disclose how you used the amount borrowed under the credit facility.

Business and properties, page 62

27.   We note the reference to the software license agreement with Enertia Software Systems. Please disclose the duration of the license and discuss, if material, the importance of the license to your business.

Our principal customers, page 77

28.   We note your disclosure in which you state that on a pro forma basis, for the year ended December 31, 2006, oil and gas sales to Navajo Refining Company L.P. and DCP Midstream, L.P. accounted for approximately 53% and 18%, respectively of your total oil and gas sales. Please disclose the assumptions you applied to your historical financial results to arrive at these pro forma percentages. If these measures go beyond a simple addition of the actual historic sales to these entities, please state your rationale.

Summary of core operating areas and emerging plays, page 72

Marketing arrangements, page 76

29.   Please identify the purchaser from whom you generate 36% of your oil and gas
        revenues and discuss the material terms of the verbal agreement. Identify any
        other purchasers accounting for more than 10% of your consolidated revenues.

Our principal customers, page 77

30.   File as exhibits the supply agreements with Navajo Refining Company, L.P. and
        DCP Midstream, L.P.

Competition, page 77

31.   As required by Item 101(c)(x) of Regulation S-K, estimate the number of your
        competitors and disclose your competitive position among such competitors.

Executive officer compensation, page 90

32.   We note that annual grants of long-term equity incentive awards are targeted at the
        median level of the market pay practices for each executive officer's position, but
        the award may be adjusted based on the individual's performance. We also note
        that your board bases option grants in part on individual performance. For
        example, we note that you awarded to Mr. Thomas a slightly higher cash bonus in
        connection with the filing of your IPO registration statement and a higher number
        of options in connection with the completion of the combination transaction in
        February 2006 than was awarded to the other named vice presidents. Please
        expand your disclosure to discuss the elements of individual performance and/or
        contribution that are taken into account in determining whether an adjustment is
        warranted and in awarding specific forms of compensation. See Item 402(b)(vii)
        of Regulation S-K and Release 8732A, Section II.B.1.

33.   In the table on page 97 with respect to outstanding option awards at December 31,
        2006, please include footnote disclosure of the vesting dates of outstanding
        options. See Instruction 2 of Item 402(f)(2) of Regulation S-K.

34.   In the table on page 100 with respect to director compensation, please include
        footnote disclosure of the grant date fair value of each equity award computed in
        accordance with FAS 123R and the aggregate number of option awards
        outstanding at the fiscal year end. See the Instruction to Item 402(k)(2)(iii) and
        (iv) of Regulation S-K.

Principal and selling stockholders, page 104

35.   Expand the table to identify the natural persons with the power to vote or dispose of the securities being registered for resale.

Certain relationships and related party transactions, page 107

36.   Please disclose whether the terms of each of the identified transactions were equivalent to terms agreed-upon in similar transactions with unaffiliated parties.

Underwriting, page 124

37.   Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

Exhibits and financial statements schedules

38.   We note that you omitted portions of the Combination Agreement. Please file as an exhibit the entire agreement. If you believe the omitted portions are entitled to confidential treatment, please submit a confidential treatment application as instructed by Rule 406 of the Securities Act of 1933.

39.   Please file as an exhibit an opinion of counsel addressing the legality of the securities covered by the registration statement.

40.   We note that the Tulsa, Oklahoma office of Grant Thornton LLP consented to the inclusion of its audit report, dated April 23, 2007 in your registration statement as well as consented to the inclusion of audit reports issued by other offices of Grant Thornton LLP. Ordinarily, consents would be obtained from the offices rendering the opinions.

Concho Resources Inc. financial statements, page F-2

Note A – Organization and nature of operations, page F-7

41.   Please disclose the relationship between Concho Resources Inc. and Concho Equity Holdings Corp. as of the date of the share exchange between these two entities. In addition, disclose the financial position, extent of operations and capital structure of Concho Resources Inc. as of the date of the share exchange. The extent to which these entities were under common control should be clear.

Note B – Summary of significant accounting policies, page F-7

42.   We note you report gains and losses on derivatives not designated as hedges as
        well as cash flows related to these derivatives for the period from inception
        through December 31, 2004 and for the year ended December 31, 2005. Please
        expand your disclosure to indicate your objectives for holding these instruments
        during these periods as required by paragraph 44 of SFAS 133.

        In addition, please expand your MD&A to discuss the impact these derivatives
        had on your results of operations for the period from inception through December
        31, 2004 and for the year ended December 31, 2005.

Concho Resources Inc. and subsidiaries unaudited pro forma combined statements of
operations,
page 52

Note B. Pro forma adjustments related to the Combination, page F-54

43.   We note you include an adjustment to reflect additional interest expense for
        borrowings under your bank credit facility which were used to acquire the Chase
        Group Properties. Please disclose the effect on income of a 1/8 percent variance
        in the interest rate.

Lowe Partners, LP Statements of revenues and direct operating expenses, page F-73

44.   We note you present statements of revenues and direct operating expenses for the
        Lowe Properties for the period January 1, 2004 through November 30, 2004 and
        for the year ended December 31, 2003. However, in your letter dated July 18,
        2006 you state that you propose to include within your registration statement the
        statements of revenues and direct operating expenses for the Lowe Properties for
        the period from January 1, 2004 through December 7, 2004 and for the year ended
        December 31, 2003. In addition you indicate that you will include capital
        expenditure information related to these properties in an unaudited footnote.
        Please revise your registration statement to include this information or explain to
        us why you believe this information is no longer relevant.

Engineering Comments

Business and properties, page 62

Combination transaction, page 66

45.   Here you state, "Prior to the completion of this offering, the field operations of the
        oil and gas properties we acquired from the Chase Group were conducted on our
        behalf and at our direction by employees of Mack Energy Corporation, an affiliate

of Chase Oil. Upon the completion of this offering, our employees, along with third party contractors, if necessary, will assume those operations." We note you paid Mack Energy $10.3 million (of $22 million total production costs) in 2006 for contract operations per your disclosure in "Transition Services Agreement" on page 107. Please amend your risk factors to include the possibility of an increase in future production costs from historical levels. If you do not consider this increase to be significant, please illustrate your position to us.

Glossary of Terms, page 130

46.   Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

Notes to consolidated financial statements, page F-7

Note S. Supplementary information, page F-49

Reserve quantity information (unaudited), page F-50

47.   We note the significant changes to your proved oil and gas reserves, such as "New discoveries and extensions" for 2005 and 2006 and "Purchase of minerals-in-place" for 2006. Please amend your document to disclose the related details and causes for these increases as prescribed by Financial Accounting Standard 69, paragraph 11.

Standardized measure of discounted future net cash flows (unaudited), page F-51

48.   The "Future production, development and abandonment costs" line item for 2006 is $1,479,797 thousand while these same costs from your third party engineers' reports in appendices A and B appear to total $1,505,317 thousand. Please explain this difference to us and amend your document if it is appropriate.

49.   Your third party engineers' reports state that abandonment costs have not been included in their evaluations. However, the "abandonment costs" portion of the above line item indicates otherwise. Please explain this difference to us and amend your document if it is appropriate.

50.   Please amend your standardized measure to disclose your estimated future development costs separately from your estimated future production costs as required by FAS 69, paragraph 30(b).

51.   Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2006 proved reserve disclosures. The report should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects. Please note that we are inquiring about the largest in the company, not in each third party report;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, narratives) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three properties.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

52.   The above comment requests that you submit supplemental information. If you wish that we return these materials to you upon completion of our review, you must do so at the time that you furnish the materials.   See Rule 418(b) under Regulation C. A pre-paid shipping container/voucher will greatly facilitate the return of your documents.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or at Karl Hiller, Accounting Branch Chief, (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
         K. Hiller
         A.N. Parker
         C. Moncada-Terry